

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2014

Via E-mail
Siim A. Vanaseljia
Executive Vice-President and Chief Financial Officer
BCE Inc.
1, carrefour Alexander Graham-Bell
Building A, 8th Floor
Verdun, Québec H3E 3B3
Canada

> **Re:** **BCE Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2013**
> **Filed March 12, 2014**
> **File No. 1-08481**

Dear Mr. Vanaseljia:

We refer you to our comment letter dated September 22, 2014, regarding business contacts with Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Michel Lalande
        Senior Vice-President,
        General Counsel & Corporate Secretary
        BCE Inc.

Ildo Ricciuto
Assistant General Counsel,
Financing and Compliance
BCE Inc.